Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

August 14, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Ms. Marianne Dobelbower

RE:	Deutsche Global High Income Fund, Inc. (the “Fund”) (File No. File No. 811-06671) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. Dobelbower:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on July 30, 2015 with regard to the above-noted Proxy Statement filed with the SEC on July 23, 2015.

The Staff’s comments are restated below followed by the Fund's responses.

1.
Comment:  In the introductory paragraph to the discussion regarding Proposal II, please include additional disclosure regarding the basis for the Board’s selection of September 30, 2017 as the date by which the Fund will be liquidated.

Response:  Additional disclosure has been added to the background section in response to the Staff’s comment.

2.
Comment:  In the background section to the discussion regarding Proposal II, please include additional disclosure regarding the reasons why the Fund’s shares have been trading at a discount to their net asset value.

Response:  The Fund has not added any additional disclosure in response to the Staff’s comment.  The Fund notes that while many studies have examined closed-end fund discounts, including a study by the Staff of the SEC, no specific reasons for closed-end fund discounts have been conclusively identified.

3.	Comment: Please confirm whether the Fund’s proxy solicitor, Georgeson, Inc. is an affiliated entity.

Response:  Georgeson, Inc. is not an affiliated entity of the Fund or DIMA.

4.
Comment:  In the background section to the discussion regarding Proposal II, please add additional disclosure regarding what information the Board considered in concluding that the Fund’s stockholders would likely support Bulldog’s proposal.

Response:  Additional disclosure has been added in response to the Staff’s comment.

5.	Comment: In the background section to the discussion regarding Proposal II, please add disclosure regarding how many other funds are covered under the Standstill Agreement with Bulldog.

Response:  Additional disclosure has been added in response to the Staff’s comment.

6.
Comment: In the background section to the discussion regarding Proposal II, please add disclosure regarding the Board’s basis for determining to recommend that the Fund be liquidated by September 30, 2017.

Response:  Additional disclosure has been added in response to the Staff’s comment.

7.
Comment: In the Board considerations section to the discussion regarding Proposal II, please clarify in the first bullet, the specific benefits that preserving the closed-end structure provides to the Fund’s stockholders.

Response:  Additional disclosure has been added in response to the Staff’s comment.

8.	Comment: Under the discussion of the Independent Registered Public Accounting Firm for the Fund, clarify whether PwC performed any of “audit related services”.

Response:  PwC did not perform any “audit related services.”

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-2572.

Very truly yours,

/s/John Millette

John Millette
Director and Senior Counsel

cc:           John Marten, Vedder Price P.C.